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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                         For the month of November 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66

                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X    Form 40-F
               ---             ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                          (Registrant)


Date: November 16, 2006                 By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

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(BANCOLOMBIA LOGO)                                        (CIB LISTED NYSE LOGO)

          THE SUPERINTENDENCY OF FINANCE ANNOUNCED NO OBJECTION TO THE
                        SPIN-OFF PROCESS OF ALMACENAR S.A

On November 14, 2006, the Superintendency of Finance passed Resolution 2050 announcing its no objection to the spin-off of Almacenes Generales de Deposito Mercantil S.A. ("Almacenar"). This is a preliminary step in the process of sale by Bancolombia S.A. ("Bancolombia") of its equity participation in Almacenar. and is aimed at dividing such company into three different companies: the surviving entity and two other non financial beneficiary companies (sociedades beneficiarias no financieras).

Once Almacenar's shareholders approve the spin-off on a General Shareholders' Meeting, all the Superintendency requirements are fulfilled, the spin-off is formally carried out and all the necessary authorizations are granted, Bancolombia will sell its direct share holding in Almacenar (94.33%), as well as its indirect share holding in Almacenar held through Banca Inversion Bancolombia S.A. Corporacion Financiera, (3.92%), and one of the beneficiary companies, in accordance with the binding letter of intent entered into with Portal de Inversions S.A. Additionally, Bancolombia will temporarily use the other beneficiary company, that will be incorporated with part of the shareholders equity equivalent to 26.42% of Almacenar's shareholders equity, for the purposes of holding certain real state and other assets,

Medellin, November 16, 2006